

May 5, 2009

Via Facsimile (202) 457-6315 and U.S. Mail
Philip Feigen, Esq.
Patton Boggs, LLP
2550 M Street, NW
Washington, DC 20037

>   **Re: Hooper Holmes, Inc.**
>   **Revised Preliminary Proxy Statement filed on Schedule 14A**
>   **Filed April 30, 2009 by Ronald V. Aprahamian and Larry Ferguson**
>   **File No. 1-00972**

Dear Mr. Feigen:

        We have conducted a limited review of the filing listed above and have the following comments. The scope of our review is limited to the matters identified in our comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

PRRN 14A filed April 30, 2009

1.   We note the revisions made in response to prior comment 13. While the biographical information provided for Mr. Ferguson has been supplemented in response to our comment, the "other factors" that may have contributed to the performance of the companies you reference in the biography of Mr. Aprahamian are not similarly identified or explained. Revise your disclosure accordingly.

2.   Please refer to the soliciting materials filed by the company on April 20, 2009. Reference is made to the involvement of Mr. Aprahamian as a director of

Metrocall. To the extent you wish to highlight in your proxy the successful track record of Mr. Aprahamian for periods as early as 2000, you should similarly provide balanced disclosure to disclose businesses in which either nominee was involved in during the same time period that were not successful. Please revise or advise.

Proxy Card

3.   Revise the first page of the proxy card to clearly mark it as a "Preliminary Copy." Refer to Rule 14a-6(e)(1).

4.   We partially reissue prior comment 18. Although you have revised the proxy statement to make it clear that discretionary authority would only be exercised with respect to matters not known a reasonable time prior to the meeting and although your response indicates that a similar revision was made to the proxy card, no such revision or clarification is apparent. Revise your proxy card accordingly. To the extent discretionary authority is available under Rule 14a-4(c)(3), the participants do not need to include a proposal seeking discretionary authority on their form of proxy unless they are explicitly seeking to vote on a proposal to adjourn the meeting for the purpose of soliciting additional proxies.

Closing Comments

As appropriate, please amend your filing and promptly respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the participants are in possession of all facts relating to the participants' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please direct any questions to me at (202) 551-3757 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions